UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Team Sports Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

87815W 10 1
(CUSIP Number)

William G. Miller 5025 Harrington Road Alpharetta, Georgia 30022 (678) 762-4739
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87815W 10 1

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): William G. Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,445,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,445,000(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,445,000(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 12.33%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes: (a) 3,445,000 shares of the common stock, par value $0.001 of the Issuer (the “Common Stock”); (b) 2,000,000 shares issuable upon the exercise of a warrant at an exercise price of $1.00 per share; (c) 2,500,000 shares of Common Stock issuable upon the exercise of an option at an exercise price of $0.35 per share; and (d) 500,000 shares of Common Stock issuable upon the exercise of an option at an exercise price of $1.00 per share. The options and warrant are currently exercisable by the Reporting Person.
(2)	Pursuant to Rule 13d-3, the percentage reflects the relationship that the number of shares of Common Stock of the Issuer that the Reporting Person beneficially owns bears to the 63,476,312 shares of the Common Stock outstanding at March 20, 2003 (as reported in the Issuer’s annual report on Form 10-K for the year ended December 31, 2002) plus (a) 2,000,000 shares of Common Stock issuable to the Reporting Person upon the exercise of the warrant and (b) an aggregate of 3,000,000 shares of Common Stock issuable to the Reporting Person upon the exercise of the options.

Item 1.  Security and Issuer

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Team Sports Entertainment, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 13801 Reese Blvd. West, Suite 150, Huntersville, NC 28078.

Item 2.   Identity and Background

(a) The Reporting Person is William G. Miller.

(b) The Reporting Person’s address is 5025 Harrington Road, Alpharetta, Georgia 30022.

(c) The Reporting Person’s occupation is Chairman of the Board of Directors of Miller Industries, Inc. The Reporting Person served as Chief Executive Officer of the Issuer from January to July 2002.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

On May 15, 2001, the Reporting Person acquired 4,000,000 shares of the Issuer’s Common Stock from the Issuer for an aggregate purchase price of $1,000,000 using personal funds. The Reporting Person sold 500,000 shares of the Common Stock to his adult son, William G. Miller II, on May 17, 2001. The Reporting Person disclaims beneficial ownership of the shares owned by his adult son. The Reporting Person received 400,000 shares of the Issuer's Common Stock effective May 15, 2001 as the result of the Issuer's failure to file a resale registration statement with the Securities and Exchange Commission in a timely fashion.  The 3,445,000 shares that the Reporting Person continues to beneficially own are referred to in this Schedule 13D as the “Acquired Shares.” In connection with the purchase of the Acquired Shares, the Reporting Person received a warrant to purchase 2,000,000 shares of the Issuer’s Common Stock at an exercise price of $1.00 per share (the “Warrant”). The Warrant is currently exercisable.

In connection with entering into an employment agreement with the Issuer, the Reporting Person received an option to purchase 2,500,000 shares of the Issuer’s Common Stock at an exercise price of $0.35 per share and an option to purchase 500,000 shares of the Issuer’s Common Stock at an exercise price of $1.00 per share (collectively, the “Options”). Each of the Options is currently exercisable.

Item 4.   Purpose of Transaction

The Reporting Person purchased the Acquired Shares for investment purposes. The Reporting Person received the Warrant in connection with this investment.

The Reporting Person received the Options as an inducement to serve as the Issuer’s Chief Executive Officer. The Options are currently exercisable but the Reporting Person has not exercised any portion of either of the Options.

The Reporting Person does not have any plan or proposal that relates to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The Acquired Shares and the shares underlying the Options and the Warrant represent 12.33% of the 63,476,312 outstanding Common Stock of the Issuer at March 20, 2002 (as reported in the Issuer’s annual report on Form 10-K for the year ended December 31, 2002) plus (i) 2,000,000 shares issuable to the Reporting Person upon the exercise of the Warrant and (ii) an aggregate of 3,000,000 shares issuable to the Reporting Person upon the exercise of the Options. The Acquired Shares and the shares underlying the Options and the Warrant represent all of the shares of Common Stock beneficially owned by the Reporting Person.

(b) The Reporting Person has sole power to vote and dispose of the Acquired Shares.

(c) The Reporting Person effected the following transactions in the Common Stock on the dates indicated, and such transactions are the only transactions by the Reporting Person in the Stock in the past 60 days prior to this filing:

Purchase of Sale	Date	Number of Shares	Price Per Share
Sale	4/30/03	335,000	$0.25
Sale	5/1/03	15,000	$0.27
Sale	5/2/03	10,000	$0.25
Sale	5/5/03	30,000	$0.24
Sale	5/6/03	5,000	$0.25
Sale	5/7/03	40,000	$0.25
Sale	5/9/03	20,000	$0.28

(d) No person other than the Reporting Person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.   Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ William G. Miller William G. Miller